EXHIBIT 99.7

SUPPORT AGREEMENT FOR NON-MANAGEMENT SHAREHOLDERS

THIS AGREEMENT is dated as of _______________, 2012.

BETWEEN:

THE PERSON SET FORTH ON THE SIGNATURE PAGE OF THIS AGREEMENT AS SHAREHOLDER

(the "Shareholder")

AND

PURCHASER, a corporation existing under the laws of •

("Purchaser")

WHEREAS Targetco Ltd. ("Targetco"), Purchaser and Acquisitionco have entered into an agreement (the "Arrangement Agreement") providing for a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA"), pursuant to which, among other things, Purchaser will indirectly acquire Targetco as set out therein (the "Arrangement");

AND WHEREAS Targetco is required to obtain approval of the Arrangement from the holders of Targetco Shares at a meeting of Targetco shareholders;

AND WHEREAS as of the date hereof, the Shareholder is the beneficial owner of or Controls (as defined in Section 3) the number of common shares of Targetco (the "Targetco Shares") set forth on the signature page of this Agreement;

AND WHEREAS Purchaser has requested that the Shareholder enter into this Agreement with respect to the Targetco Shares;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to support the Arrangement and to vote the Targetco Shares in favour of the Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 paid by each of the parties hereto to the other, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.	Representations of the Shareholder. The Shareholder represents that, as of the date hereof:

(a)	it is the beneficial owner of or Controls the Targetco Shares as set forth on the signature page of this Agreement;

(b)	the Targetco Shares are not subject to any voting agreement (other than this Agreement) or adverse claim; and

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement.

2.
Agreement to Vote Targetco Shares.  From the date hereof until this Agreement is terminated in accordance with its terms, the Shareholder hereby agrees that, except for all such actions which are otherwise permitted hereunder, at any meeting of the holders of Targetco Shares, however called, for the purpose of approving the Arrangement (the "Meeting"), the Shareholder shall (or shall cause the holder of record to, if the Shareholder is the beneficial owner but not the holder of record of the Targetco Shares):

(a)	vote all of the Targetco Shares, entitled to be voted by the Shareholder at the Meeting, in favour of the Arrangement Resolution as such term is defined in the Arrangement Agreement;

(b)
vote all of the Targetco Shares, entitled to be voted by the Shareholder at the Meeting, in favour of any action required to complete the Arrangement or required in furtherance of the actions contemplated thereby; and

(c)
vote all of the Targetco Shares, entitled to be voted by the Shareholder at the Meeting, to oppose any proposed action by Targetco or any other party the result of which would be reasonably expected to impede, interfere with or delay the completion of the Arrangement.

3.
Control over Corporation or Trust.  If any of the Targetco Shares are held through a corporation or trust over which the Shareholder has control, as defined in the ABCA (either alone or in conjunction with any other person) ("Control"), the Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by such corporation or trust.

4.
No Voting Trusts.  The Shareholder will not, and will not permit any entity under the Shareholder's Control to, deposit any of the Targetco Shares in a voting trust or subject any of the Targetco Shares to any arrangement or agreement with respect to the voting of such shares, other than agreements entered into with Purchaser.

5.	No Proxy Solicitations. The Shareholder will not, and will not permit any entity under the Shareholder's Control to:

(a)	solicit proxies or become a participant in a solicitation in opposition to or competition with Purchaser in connection with the Arrangement or any other matters set forth herein;

(b)
assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Arrangement or the other matters set forth herein; or

(c)
act jointly or in concert with others with respect to voting securities of Targetco for the purpose of opposing or competing with Purchaser in connection with the Arrangement or any other matters set forth herein.

6.
Transfers.  Purchaser and the Shareholder agree that, except with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, the Shareholder shall not be permitted to transfer, sell or offer to transfer or sell or otherwise dispose of any of the Targetco Shares prior to the earlier of the approval of the Arrangement at the Meeting and the termination of this Agreement.

7.
Covenants, Representations and Warranties of Purchaser.  Purchaser represents and warrants that it is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement enforceable by the Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies.  Purchaser further represents and warrants that the execution and delivery of this Agreement and the fulfilment of the terms hereof by Purchaser does not and will not result in a breach of any agreement or instrument to which it is a party or by which it is contractually bound.  Purchaser covenants to comply, and to cause Acquisitionco to comply, with the terms of the Arrangement Agreement.

8.	Termination. Unless otherwise provided for herein, this Agreement shall terminate on the earlier of:

(a)	the mutual written consent of the Purchaser and the Shareholder;

(b)	the Effective Time;

(c)	the date on which the Arrangement Agreement is terminated in accordance with its terms;

(d)	immediately upon the Arrangement Resolution not being approved by the requisite majority of the applicable securityholders of Targetco; and

(e)	immediately at the time that:

(i)	the Arrangement Consideration (as defined in the Arrangement Agreement) is decreased from that set forth in the Arrangement Agreement;

(ii)	the form of consideration offered to the shareholders of Targetco is changed from that initially set forth in the Arrangement Agreement; or

(iii)	the board of directors of Targetco withdraws, modifies, qualifies or changes its recommendations in a manner adverse to Purchaser.

9.
Specific Performance.  The Shareholder acknowledges that it may not be possible to measure in money the damage to Purchaser if the Shareholder fails to comply with any of its obligations under this Agreement, that every such obligation may be material and that, in the event of any such failure, Purchaser may not have an adequate remedy at law or in damages, and accordingly, the Shareholder agrees that the issuance of an injunction or other equitable remedy may be the appropriate remedy for any such failure.

10.
Successors and Assigns.  This Agreement and all obligations of the Shareholder hereunder shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns.

11.
Entire Agreement.  This Agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.  This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto.  No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

12.
Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Shareholder at the address set forth on the signature page of this Agreement; and

if to Purchaser:

Purchaser:	•
Attention:	•
Telephone:	•
Facsimile:	•

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

13.
Further Assurances.  Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

14.
Severability.  Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

15.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of Alberta and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)
This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All Section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

(d)	References to "he" and "they" shall be interpreted to include "her", "it" and other gender variations thereof.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

(Signature of Shareholder)	(Signature of Witness)

(Print Name of Shareholder)

Targetco Shares	Address of Shareholder:

PURCHASER

Per: